FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               November 18, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Restructuring update dated 18 November 2004



18 November 2004


British Energy plc


Restructuring and output update


Further to the announcements on 22 October 2004, both units at each of Heysham 1 and Hartlepool remain shutdown. Although work to demonstrate the integrity of certain boilers has been virtually completed, we are continuing to make other modifications to Hartlepool and Heysham 1 before they are restarted which is not expected to be before mid-December.

In light of this, the Company has reduced its target for nuclear output for the financial year 2004/2005 to 59.5 TWh.

British Energy is continuing to work hard to complete the Agreed Restructuring in late January 2005. However in the light of the delay to the restart of Hartlepool and Heysham 1, the Company has decided it is prudent to seek an extension to the present Restructuring Long Stop Date of 31 January 2005. An extension requires the agreement of holders of a simple majority of the bond and RBS claims, a two-thirds majority of the Eggborough bank debt and swap claims and a simple majority of the Enron, Teesside and Total claims (now held by Deutsche Bank AG, London), and BNFL and the Secretary of State for Trade and Industry. The Company expects to reach such an agreement shortly.

The Agreed Restructuring remains subject to large number of important conditions and significant uncertainties. If for any reason the Company is unable to implement the Agreed Restructuring prior to the present or any extended Restructuring Long Stop Date, it may be unable to meet its financial obligations as they fall due, in which case it may have to take appropriate insolvency proceedings. If the Company were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to shareholders.


 Contact:

  Andrew Dowler                    020 7831 3113        (Media Enquiries)
  John Searles                     01355 262202         (Investor Relations)


Find this News Release on our web-site: www.british-energy.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 18, 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations